Commission File No. 333-8878




                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2004


                          ULTRAPETROL (BAHAMAS) LIMITED
                 (Translation of registrant's name into English)

                          H & J Corporate Services Ltd.
                                  Shirlaw House
                                87 Shirley Street
                               Nassau, The Bahamas
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes[ ] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Set forth herein are a copy of the Company's report for the three months ended March 31, 2004, containing certain unaudited financial information and a Management's Discussion and Analysis of Financial Condition and Results of Operations.

                          ULTRAPETROL (BAHAMAS) LIMITED

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION FOR
                 THE THREE MONTHS ENDED MARCH 31, 2004 AND 2003

      The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements of Ultrapetrol (Bahamas) Limited ("the Company") and subsidiaries for the three months ended March 31, 2004 and 2003 included elsewhere in this report.


General
-------

      The Company was formed on December 23, 1997 to hold all the capital stock of Princely International Finance Corporation (a Panamanian Company) and Ultrapetrol S.A. (an Argentine Company). The following discussion covers the unaudited financial results of the consolidated entity for the three month period ended March 31, 2004 with a comparison to the unaudited consolidated financial results for the same three month period in 2003.

       Currently, the Company owns and operates eight oceangoing vessels operating in South America, the Caribbean, United States, Europe and Far East. One of our vessel is owned through our subsidiary Ultracape (Holdings) Ltd. ("Ultracape"). During the periods discussed, the Company also chartered three push boats and 89 wet and dry barges to UABL (Bahamas) Limited ("UABL"), a company that we formed in a joint venture with ACBL Hidrovias, Ltd. in October 2000, as of March 31, 2004 and which we owned 50%..

      During the first three months of 2004 the Company employed a significant part of its fleet on time charter for different customers.

      During the first three months of 2004, the international freight market maintained rates significantly above those experienced in 2003.

      Of the Company's ocean going fleet, the Princess Marina was out of service due to accidents in her main engine for 52 days ( in the first quarter of 2004.

      On December 12, 2003 we entered into a Memorandum of Agreement, or MOA, to sell the Princess Laura for a total price of $4.1 million. The vessel was delivered to its new owners on January 9, 2004.

Revenue
-------

      The majority of the Company's vessels are employed on time charters to affiliated and unaffiliated companies. The revenue from this operation is derived from a daily rate that is paid to the Company for the use of its vessel. Hire revenue accounted for 93% of the Company's total revenues for the three months ended March 31, 2004.

      Also, the Company's vessels are from time to time employed on a contract of affreightment ("COA") basis either for single or repetitive voyages. For a COA, the vessel owner or operator generally pays all voyage and vessel operating expenses and has the right to substitute one vessel for another. The rate is generally expressed in dollars per metric ton of cargo. Revenues earned under COA's are referred to as "freight". COA revenue accounted for 7% of the Company's total revenues for the three months ended March 31, 2004

      From the total revenues obtained from COA's during the first quarter of 2004 99% were in respect of repetitive voyages for the Company's regular customers and 1% in respect of single voyages for occasional customers.


Expenses
--------

      When vessels are operated on a COA basis (as well as any time when they are not operating under time or bareboat charter), all costs relating to a given voyage, including port charges, canal dues and fuel costs, are paid by the vessel owner and are recorded as voyage expenses.

      The Company's operating expenses, or running expenses, are generally paid through Ravenscroft Shipping Inc., a Miami based affiliate of the Company, which provides ship management services for the Company's vessels ("Ravenscroft"). Operating expenses include the cost of all ship management, crewing, spares and stores, insurance, lubricants, repairs and maintenance. The most significant of these expenses are maintenance and repairs, wages paid to marine personnel and marine insurance costs. In the case of our river barges chartered to UABL (Bahamas) Ltd. the Company has contracted the shipmanagement responsibilities to Lonehort Inc, an affiliate of UABL Ltd.

      Vessels are depreciated to an estimated scrap value on a straight-line basis over their estimated useful lives. The Company follows the deferral method of accounting for survey and dry-dock costs, whereby actual survey and dry-dock costs are capitalized and amortized over a period of two and one-half years until the date of the next dry-dock or special survey.

      The Company's other primary operating expenses include general and administrative expenses as well as ship management and administration fees paid to Ravenscroft and Oceanmarine S.A., another affiliate of the Company, which provides certain administrative services. The Company pays Oceanmarine S.A. ("Oceanmarine") a monthly fee of $10,000 per vessel for administrative services including general administration and accounting (financial reporting, preparation of tax returns), use of office premises, a computer network, secretarial assistance and other general duties. The Company pays Ravenscroft a monthly ship management fee of $12,500 per vessel for services including technical management, crewing, provisioning, superintendence and related accounting functions. The Company does not expect to pay fees to any affiliated entity other than those described here for management and administration functions.

      The Company does not own any buildings and does not pay any rental expense other than as a portion of the administration fees paid to Oceanmarine.

Foreign Currency Transactions
-----------------------------

      Substantially all of the Company's revenues are denominated in U.S. dollars, but 4% of the Company total revenues is denominated in US dollars but collected in Argentine pesos at the equivalent amount of US dollars at the payment date and 9% of our total out of pocket operating expenses are paid in Argentine pesos. The Company's operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and the Argentinean peso. For accounting purposes, revenue and expense accounts are translated into U.S. dollars at the exchange rate prevailing on the date of each transaction. The Company does not hedge its exposure to foreign currency fluctuations.


Inflation
---------

      The Company does not believe that inflation has had a material impact on the Company's operations, although certain of the Company's operating expenses (e.g., crewing, insurance and dry docking costs) are subject to fluctuations as a result of market forces.

      Inflationary pressures on bunker costs are not expected to have a material effect on the Company's future operations since freight rates for voyage charters are generally sensitive to the price of ship's fuel. A sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust after prices settle at a higher level.

Legal proceedings
-----------------

     On February 21, 2003, Ursa Shipping Ltd. ("Ursa") brought suit in the United States District Court for the District of New Jersey against the Princess Susana and Noble Shipping Ltd. ("Noble") seeking damages arising out of the delay in delivery of a cargo of Kirkuk crude oil to the Valero terminal in Paulsboro, New Jersey. (Ursa Shipping v. the Princess Susana, et al. Civil Action No. 03-CV-747(FLW).) The Princess Susana (the "Vessel") was detained by the United States Coast Guard prior to her arrival in Paulsboro when, during a routine Coast Guard tank vessel examination, a small amount of cargo was found to have leaked from one of the cargo tanks into one of the void spaces aboard the Vessel. On or about February 25, 2003, Valero Marketing and Supply Co. ("Valero") commenced an action against Noble Shipping Ltd. (Valero Marketing and Supply Co. v. Noble Shipping Ltd., Civil Action No. 03-CV-843 (FLW).
The Valero and Ursa complaints seek damages in excess of $9 million. Noble has taken the position that the claims are overstated.

     In connection with the above complaints, the Vessel was arrested. Security was posted by the Vessel owner's protection and indemnity insurers in the amount of $11.2 million and the Vessel was released from arrest (insurance coverage is in place). Both the Ursa and the Valero complaints have been answered, defenses have been raised, and a counterclaim has been raised in the Ursa action seeking, inter alia, unpaid freight and demurrage.

     Subsequently, Valero impleaded the seller of the cargo, Taurus Petroleum Ltd. ("Taurus"), into the action by way of an amended complaint. Noble has answered the amended complaint, raised defenses, and brought a cross claim against Taurus for indemnity.

     The parties to the action are in the final stages of settlement negoatiations and we believe a global settlement of all the issues in the litigation can be reached soon.

     We believe this claim is covered by insurance. The insurer is actively participating in its defense and has not asserted any objections or defenses to the claim. We would expect any damages arising from this action (less our policy deductible) to be covered by the proceeds of such insurance.

     On November 25, 1995, Ultrapetrol S.A. registered with the Customs Authority of Bahia Blanca the temporary importation of the Princess Pia.

     According to Decree No. 1493/92, such temporary importation was authorized for three years.

      In compliance with CIC No. 98 003 IT 01 300083-4 also registered with the Customs Authority of Bahia Blanca, the above mentioned term was extended, as confirmed by the Transport Secretariat which authorized the navigation, communication and commerce of Princess Pia as a vessel of Argentine flag up to November 21, 2001.

      On October 23, 2001 Ultrapetrol S.A.'s customs agent registered the re-exportation of Princess Pia with the Customs Authority of Bahia Blanca.

      Subsequently, as for November 22, 2001 the Transport Secretariat authorized the navigation of Princess Pia as a vessel of Panamanian flag, allowing the rendering of supplying services within the country.

      On November 16, 2001, Ultrapetrol S.A.'s customs agent requested the cancellation of the vessel's temporary importation, stating that due to operative reasons such vessel was not able to enter the jurisdiction of the Custom Authority of Campana.

      As a result, the Customs Authority of Bahia Blanca considers that Ultrapetrol S.A. had incurred in the actions described under the provisions of
  Section 970 of the Customs Code and, consequently, issued a resolution claiming the sum of Argentine pesos 4,689,695 (approximately US $1,610,000) as import taxes and the sum of Argentine pesos 4,689,695 (approximately US $1,610,000) as fines. Such resolution was based in the fact that as Ultrapetrol S.A. requested the cancellation of the regime without making the vessel available to the Custom Authority, such authority was not able to exercise its control and verifying functions as set forth in Section 268 of the Customs Code.

      In response to said resolution, on March 16, 2004 Ultrapetrol S.A. submitted an appeal with the Argentine Tax Court.

      The main arguments introduced by Ultrapetrol S.A. were, among others, that it has not caused any breach to the Customs Code since the Princess Pia has operated within Argentine territory only during the periods in which it was expressly authorized by the competent authorities and that the issuance of the appealed resolution was based on an incorrect interpretation of the customs legislation. The value of the vessel considered by the Custom Authority in order to establish the tax and fines claimed has also been objected to by Ultrapetrol S.A.

      Said appeal is pending resolution by the Argentine Tax Court.

      The management of the Company and its legal counsel do not believe the outcome of this matter should have (based upon the circumstances of the case, the existing regulations and the Company's insurances coverage) a material impact on its financial position or results of operations.

Results of Operations
---------------------

Three months ended March 31, 2004 compared to the three months ended March 31, 2003.

      The following table sets forth certain historical income statement data for the periods indicated derived from the Company's statements of operations expressed in thousands of dollars.

                                                                              Three months ended March 31,
                                                                                 2004               2003
                                                                                   (dollars in thousands)
      Freight revenues
            Attributable to wholly owned vessels                                 1,283               5,939
            Attributable to wholly chartered-in vessels                                                 42
                                                                       ----------------    ----------------
                                   Total                                         1,283               5,981
      Hire revenues
           Attributable to wholly owned vessels                                 17,526              10,900
           Attributable to wholly chartered-in vessels                               0                   0
                                                                       ----------------    ----------------
                                   Total                                        17,526              10,900

                                                                       ----------------    ----------------
      Total Revenues                                                            18,809              16,881
                                                                       ----------------    ----------------

      Voyage expenses
           Attributable to wholly owned vessels                                  (482)             (2,582)
           Attributable to wholly chartered-in vessels                                                (23)
                                                                       ----------------    ----------------
                                   Total                                         (482)             (2,605)

      Running costs                                                            (5,567)             (7,382)

      Amortization of dry-dock expense                                           (973)             (2,074)

      Depreciation of property and equipment                                   (2,884)             (4,046)

      Management fees and administrative expenses                              (1,516)             (1,595)

                                                                       ----------------    ----------------
      Operating profit                                                           7,387               (821)

      Interest expense                                                         (3,767)             (4,090)

      Financial gain on retirement of debts                                        188                   -


Revenues
--------

         Total revenues from freight net of commissions decreased from $6.0 million in the first three months 2003 to $1.3 million in 2004, or a decrease of 78%. This decrease is primarily attributable to the Princess Susana time charter employment instead of COA employment and the effect of losses in the freight revenues of the Panamax vessels sold during last year.

      Hire revenues net of commissions, increased by 61% from $10.9 to $17.5 million. This increase is primarily attributable to the high time charter hire rates of our Suezmax fleet during this period.

      The Princess Marina was out of service due to accidents for 52 days during the first quarter affected negatively our revenues in this period. Part of this off hire time is compensated by our loss of hire insurance.

      Operating profit for the first three months of 2004 was $ 7.4 million, an increase of $8.2 million from the same period in 2003. In comparing the results of the first quarter 2004 with the same period in 2003, in addition to the factors mentioned above, we also note that during the first quarter of 2004 our Suezmax vessels were all under comparatively higher rate time charters while during the first quarter of 2003 a significant portion of our Suezmax fleet was still under lower charters fixed in 2002 all of which expired during the first quarter of 2003.


Voyage expenses
---------------

      In the first three months of 2004 voyage expenses were $0.5 million, as compared to $2.6 million for the first quarter of 2003, a decrease of $2.1 million, or 81%. The decrease is primarily attributable to the combined effect of a large portion of the Panamax fleet under COA employment sold during last year and the time charter employment of the Princess Susana instead of COA employment.


Running costs
-------------

      Running costs decreased by about 24%, to $5.6 million in the first quarter of 2004 as compared to $7.4 million in the equivalent 2003 period. This decrease is mainly attributable to the Panamax fleet being sold during the last year.


Amortization of dry-dock expense
--------------------------------

      Amortization of dry docking and special survey costs decreased by $1.1 million, or 52%, to $1.0 million in 2004 as compared to $2.1 million in 2003. The decrease is primarily attributable to the elimination of amortization for the vessels sold during the last year. The unamortized balance is included in the gain or loss disposal calculation.


Depreciation of property and equipment
--------------------------------------

      Depreciation and amortization decreased by $1.1 million, or 28%, to $2.9 million in the first three months of 2004 as compared to $4.0 million in 2003. This decrease is primarily due to the sale of the Princess Veronica, Princess Laura, Princess Pia and Princess Marisol.


Management fees and administrative expenses
-------------------------------------------

      Management fees and administrative expenses were $1.6 million in the first three months of 2003 as compared to $1.5 million in 2004. This decrease $0.1 million is attributable mainly to a decrease in management fees.


Interest expense
----------------

      Interest expense decreased by $0.3 million, or 7%, to $3.8 million in the first quarter of 2004 as compared to $4.1 million in 2003. The decrease is primarily attributable to the lower level of financial debt and consequential interest costs.


Financial gain on retirement of debt
------------------------------------

      During the first quarter of 2004, the Company through its subsidiaries, repurchased $0.7 million nominal value of its 10.50% First Preferred Ship Mortgage Notes due 2008. We recognized a gain of $0.2 for the retirement of such debt.


Liquidity and Capital Resources
-------------------------------

         The Company is a holding company with no material assets other than those of its subsidiaries. Consequently, it must fund its capital requirements through other sources, including cash dividends from subsidiaries, borrowings and shareholder contributions. The Company operates in a capital-intensive industry requiring substantial ongoing investments in revenue producing assets. The Company's subsidiaries have historically funded their vessel acquisitions through a combination of bank indebtedness, shareholder loans, cash flow from operations and equity contributions. As of March 31, 2004, the Company had total indebtedness of $160.0 million, $127.6 million from the Note Issue, $2.0 million drawn under a revolving credit facilities from M&T Bank, the trustee of the Company's Notes, for Majestic Maritime Ltd., a wholly owned subsidiary, $4.8 million in a senior loan facility with DVB Bank (America) N.V. for Kattegat Shipping Inc., a wholly owned subsidiary, for the purchase of the vessel Princess Marina, $7.2 million in a senior loan facility with M&T Bank for Majestic Maritime Ltd., a wholly owned subsidiary, for the purchase of the vessel Princess Katherine, $8.6 million in a senior loan facility with Credit Agricole Indosuez for Braddock Shipping Inc, a 60% owned subsidiary, for the purchase of the vessel Cape Pampas and accrued interest expenses for these loans of $6.8 million.. Also on January 23, 2004 UP Offshore (Bahamas) Ltd, a subsidiary, issued $3.0 million in preferred shares in favor of the International Finance Corporation ("IFC").

      At March 31, 2004, the Company had cash and cash equivalents on hand of $14.0 million.

      The Company believes, based upon current levels of operation, cash flow from operations, together with other sources of funds, that it will have adequate liquidity to make required payments of principal and interest on the Company's debt, including obligations under the Notes, complete anticipated capital expenditures and fund working capital requirements.

Operating Activities
--------------------

      In the first three months of 2004, the Company generated a positive $12.5 million in cash flow from operations compared to $8.4 million for in the same period in 2003. Net earning for the first quarter of 2004 were $ 3.1 million which is $6.4 million more than net losses in the first quarter of 2003.

       Net cash provided by operating activities consists of our net income increased by non-cash expenses, such as depreciation and amortization of deferred, and adjusted by changes in working capital.


Investing Activities
--------------------

      During the first three months of 2004 our subsidiary UP Offshore (Bahamas) Ltd. disbursed $6.7 million in advances to the yards contracted to build the new offshore vessels. Of this total we made equity contributions to UP Offshore for a total of $ 1.4 million.


Financing Activities
--------------------

      Net cash provided by financing activities increased by $1.5 million. The increase in cash provided by financing activities in first quarter 2004 is mainly attributable to the issuance of preference shares in UP Offshore of $ 3.0 million partially offset with the capital payments made during the first quarter 2004. Also during the first quarter of 2004, the Company through its subsidiaries, repurchased $0.7 million nominal value of its 10.5% First Preferred Ship Mortgage Notes due 2008 at a net amount of $0.5 million.


Recent Developments
-------------------

      On April 23, 2004 we entered into a MOA (Memorandum of Agreement) to sell its Princess Eva for a total price of $4.2 million. The vessel shall be delivered to its new owners between May 25th and June 15th, 2004.

      On April 23, 2004 the Company acquired in a series of related transactions, through two wholly-owned subsidiaries, from ACBL Hidrovias, Ltd. the remaining 50% equity interest in UABL Ltd. that it did not own along with a fleet of 50 barges and 7 pushboats. The total purchase price paid in these transactions was $26.1 million, $17.7 million of which was derived from the proceeds of previous vessel sales made by Ultrapetrol. The barges and pushboats enter Ultrapetrol's fleet as "Qualified Substitute Vessels" under the Indenture.

      Also during May 2004, the Company through its subsidiaries, repurchased $5.0 million nominal value of its 10.5% First Preferred Ship Mortgage Notes due 2008 at a net amount of $3.8 million.

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

              INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

           FOR THE THREE MONTHS PERIODS ENDED MARCH 31, 2004 AND 2003

                                   (Unaudited)


                                          Contents                                                Page
---------------------------------------------------------------------------------------    -----------------


-   Financial Statements

-   Condensed Consolidated Balance Sheets as of March 31, 2004 and 2003                         - F-1 -

-   Condensed Consolidated Statements of Income for the three months periods
    ended March 31, 2004 and 2003                                                               - F-2 -

-   Condensed Consolidated Statements of Changes in Stockholders' Equity for the
    three months periods ended March 31, 2004 and 2003                                          - F-3 -

-   Condensed Consolidated Statements of Cash Flows for the three months periods
    ended March 31, 2004 and 2003                                                               - F-4 -

-   Notes To Condensed Consolidated Financial Statements as of March 31, 2004
    and 2003                                                                                    - F-5 -


                         ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
              CONDENSED CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2004 AND 2003
                                          (Unaudited)
           (stated in thousands of U.S. dollars, except par value and share amounts)

                                                                2004             2003
                                                           ---------------  ---------------


ASSETS

  CURRENT ASSETS
    Cash and cash equivalents                                    13,971            9,818
    Restricted cash                                               1,845            2,029
    Investments                                                   4,299              301
    Accounts receivable                                           2,865            8,970
    Due from affiliates                                          10,529            9,392
    Inventories                                                     990            1,487
    Prepaid expenses                                              3,239            4,519
    Other receivables                                             3,637            4,442
                                                           ------------     ------------
    Total current assets                                         41,375           40,958
                                                           ------------     ------------
  NONCURRENT ASSETS

    Dry Dock                                                      3,498            9,068
    Other receivables                                             6,414            6,800
    Property and equipment                                      120,561          130,750
    Investment in affiliates                                     25,756           22,591
    Restricted cash                                              19,243                -
    Other assets                                                  2,215            4,744
                                                           ------------     ------------
    Total noncurrent assets                                     177,687          173,953
                                                           ------------     -------------
  Total assets                                                  219,062          214,911
                                                           ============     =============
LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS' EQUITY

  CURRENT LIABILITIES

    Accounts payable and accrued expenses                         5,109            6,753
    Due to affiliates                                             1,152              727
    Other financial debt                                         13,558           14,795
    Other payables                                                  534              297
                                                           ------------     ------------
    Total current liabilities                                    20,353           22,572
                                                           ------------     ------------
  NONCURRENT LIABILITIES
    Long-term debt                                              127,641          135,000
      Other financial payable, net of current portion            18,818           20,592
                                                           ------------     ------------
    Total noncurrent liabilities                                146,459          155,592
                                                           ------------     ------------
  Total liabilities                                             166,812          178,164
                                                           ------------     ------------
  Minority interest                                              20,604            4,949
  Minority interest subject to put right                          4,804                -

  SHAREHOLDERS' EQUITY
    Common  stock, $.01 par  value:  authorized
    shares  2,134,451,  issued and                                   21               21
    outstanding 2,109,239 in 2003 and 2,080,840 in 2002
    Additional paid-in capital                                   68,884           68,884
    Treasury stock                                              (20,332)         (20,332)
    Other comprehensive income                                      180                -
    Accumulated deficit                                         (21,911)         (16,775)
                                                           ------------     -------------
    Total shareholders' equity                                   26,842           31,798
                                                          -------------     -------------
  Total liabilities, minority interest and
    shareholders' equity                                        219,062          214,911
                                                          =============     =============

 The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

                         ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES


                        CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                   FOR THE THREE MONTHS PERIODS ENDED MARCH 31, 2004 AND 2003

                                          (Unaudited)

                              (stated in thousands of U.S. dollar)

                                                               2004            2003
                                                          ------------- ---------------

REVENUES

    Freight revenues                                           1,256           5,954
    Freight revenues from related parties                         27              27
    Hire revenues                                             14,199           8,448
    Hire revenues from related parties                         3,327           2,452
                                                            ---------       ---------
    Total revenues                                            18,809          16,881
                                                            ---------       ---------
OPERATING EXPENSES

    Voyage expenses                                             (482)         (2,605)
    Running costs                                             (5,567)         (7,382)
    Amortization of dry dock                                    (973)         (2,074)
    Depreciation of property and equipment                    (2,884)         (4,046)
    Management fees to related parties                          (490)           (814)
    Administrative expenses                                   (1,026)           (781)

                                                            ----------      ----------
    Total operating expenses                                 (11,422)        (17,702)
                                                            ----------      ----------
  Operating profit (loss)                                      7,387            (821)
                                                               ======          ======
OTHER INCOME (EXPENSES)

    Interest expense                                          (3,767)         (4,090)
    Financial gain on extinguishment of debt                     188               -
    Interest income                                               44              61
    Investment in affiliates                                    (254)            123
    Other net income                                            (141)          1,538
                                                             ---------       ---------
    Total other expenses                                      (3,930)         (2,368)
                                                             ---------       ---------
  Income (loss) before income tax and minority interest        3,457          (3,189)

    Tax on minimum presumed income / Income tax                  (52)            (30)

    Minority interest                                           (314)            (72)
                                                             ----------      ---------
  Income (loss) for the period                                 3,091          (3,291)
                                                             ==========       =========

The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

                                          ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES


                                                  CONDENSED STATEMENTS OF CHANGES

                                                      IN SHAREHOLDERS' EQUITY

                                    FOR THE THREE MONTHS PERIODS ENDED MARCH 31, 2004 AND 2003

                                                            (Unaudited)

                                               (stated in thousands of U.S. dollars)




                                                                            Accumulated
                                             Additional                        other
                               Common         paid-in        Treasury      comprehensive       Accumulated       Total      Total
          Balances              stock         capital          stock           income            deficit          2004      2003
------------------------------------------ --------------- -------------- ----------------- ------------------ ----------- --------


At beginning of period          21           68,884         (20,332)           222            (25,002)          23,793     35,089

-   Net Income (loss) for                                                                                        3,091    (3,291)
the period                       -                             -                                3,091
-   Changes in value of
derivatives                     -               -              -               (42)               -               (42)          -
                                                                                                                ---------   -----
Total comprehensive income
(loss)                                                                                                           3,049    (3,291)
                             ------          ------          ------           ------          ------             ------   -------

At end of period 2004        21              68,884          (20,332)           180           (21,911)          26,842
                            ======           =======          ======          ======           ======           =======

At end of period 2003        21               68,884         (20,332)           -             (16,775)                     31,798
                            ======           =======          ======          ======           ======                      ======


The accompanying notes to condensed consolidated financial statements are an integral part of these statements.


                         ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
                        CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                   FOR THE THREE MONTHS PERIODS ENDED MARCH 31, 2004 AND 2003
                                          (Unaudited)
                             (stated in thousands of U.S. dollars)

                                                                2004              2003
                                                            --------------   ----------------

CASH FLOWS FROM OPERATING ACTIVITIES
   Net  Income (loss) for the period                              3,091           (3,291)
   Adjustments to reconcile net income
   (loss) to cash provided by operating
   activities:
     Depreciation of property and equipment                       2,884            4,046
     Amortization of dry dock expenses                              973            2,074
     Note issuance expenses amortization                            152              146
     Income (loss) from investment in affiliate                     254             (123)
       Financial gain on extinguishment of debt                    (188)               -
       Loss from fixed assets sale                                  200                -
    Changes in assets and liabilities, net:
       (Increase) decrease in assets:
          Accounts receivable                                     2,869           (1,326)
          Due from affiliates                                    (1,171)           3,647
          Inventories                                                18              105
          Prepaid expenses                                         (664)          (1,220)
          Other receivables                                         945             (772)
                Others                                              (13)               -
        Increase (decrease) in liabilities:
          Accounts payable and accrued expenses                     118            1,724
          Due to affiliates                                        (503)             460
          Other payables                                            163             (438)
              Accrued expenses                                    3,345            3,397
                                                              ---------        ---------
           Net cash provided by operating activities             12,473            8,429
                                                              ---------        ---------
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property and equipment                            (6,667)               -
   Decrease in loan to affiliate                                      -              207
    Dry dock expenses                                              (979)          (2,285)
    Investment in affiliates                                       (281)               -
    Sales of property and equipment                               3,825                -
    Increase in current investments                              (4,105)             (31)
                                                              ---------        ---------
           Net cash used in investing activities                 (8,207)          (2,109)
                                                              ---------        ---------
CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from  financial debt                                 3,000                -
    Cash outflow from long term debts                              (499)               -
    Funds used in acquisition of treasury stock                       -           (1,200)
    Increase in restricted cash                                  (3,471)            (367)
    Minority interest in equity of subsidiaries                   3,871            1,517
    Repayment of financial debt                                  (1,444)            (800)
    Other                                                             -             (376)
                                                              ---------        ---------
    Net cash provided by (used in) financing activities          1,457           (1,226)
                                                              ---------        ---------
   Net increase in cash and cash equivalents                      5,723            5,094

   Cash and cash equivalents at the beginning of year             8,248            4,724
                                                              ---------        ---------
   Cash and cash equivalents at the end of period                13,971            9,818
                                                                =======          =======

   The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                          AS OF MARCH 31, 2004 AND 2003

                                   (Unaudited)

                      (stated in thousands of U.S. dollars)


1.       BASIS OF PRESENTATION

      The condensed consolidated financial statements for the three months periods ended March 31, 2004 and 2003, were prepared by the Company without audit. In the opinion of management, all normal recurring nature adjustments necessary to present fairly the financial position, results of operations, and cash flows for the interim periods were made.

      Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, were condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the consolidated financial statements for the years ended December 31, 2003, 2002 and 2001.


2.       SHARE SALE AGREEMENTS SIGNED BY THE COMPANY

      On June 28, 2001, the Company issued 138,443 new shares for 5,295 which were totally subscribed by Los Avellanos, one of the Company's original shareholders and was paid 3,297 in 2001 and 1,104 in 2002 and the balance are payable in July 2004.


3.       LONG-TERM DEBT AND OTHER FINANCIAL PAYABLES

      On March 30, 1998, the Company successfully completed its offering of 135,000 in principal amount of its 10.5% First Preferred Ship Mortgage Notes due in full in 2008. In accordance with the terms provided in such Offering, the Notes are fully and unconditionally guaranteed on a joint and several basis by certain subsidiaries of the Company, and are secured by first ship mortgages on vessels already owned by the guarantors and on additional vessels that the Company purchased with the proceeds obtained from the Offering.

      During the last quarter of 2003, the Company through its subsidiaries, repurchase 6,659 nominal value of its 10,5% First Preferred Ship Mortgage Notes due 2008.

      Afterwards, during the first quarter of 2004, the Company through its subsidiaries, repurchase 700 nominal value of its 10,5% First Preferred Ship Mortgage Notes due 2008.

      The Company recognized a gain de 188 (a gain of 201 for the excess of the net carrying amount over the reacquisition price less 13 for the unamortized deferred issuance expenses associated with these Notes) in the statement of operations for the three months periods ended March 31, 2004, for the extinguishment of the debt and derecognized a liability for 700.

      As of March 31, 2004, the Company's noncurrent portion of long-term debt amounts to 127,641 and is due in full in 2008. It exclusively comprises the debt principal amount of the Notes. The related interest expense, totaling 6,686 is accrued in current other financial debt.

      The balances of financial payables as of March 31, 2004 and 2003 are as follows:

                                                               Nominal value
                                                          ------------------------
                       Financial institution/  Agreement   Current    Noncurrent    Accrued      Total    Average rate
                              other            year                                 expenses
                       -----------------------------------------------------------------------------------------------

Total 2003                                                   7,590      155,592        7,205     170,387
                                                             =====       ======      ======       ======

Ultrapetrol Bahamas   Private Investors (Notes) 1998            -      127,641       6,686      134,327    10.5%

Majestic             Allfirst Bank              2001        1,200        6,000           -        7,200  Libor + 1.5%
Kattegat             Nedship Bank               2000        1,000        3,750          41        4,791   Libor +
                                                                                                          1.25%
Majestic             Allfirst Bank              2000        2,000            -           -        2,000   Libor +
                                                                                                           1.75%
Stanmore             Allfirst Bank              2000            -            -           -            -  Libor + 2%
Braddock             Credit Agricole            2002        2,574        6,068           57       8,699   Libor + 1.5%
                     Indosuez
Others                                          2004            -        3,000           -       3,000   Libor + 1.5%
                                                        ---------  -----------  -----------------------
Total 2004                                                  6,774      146,459       6,784      160,017
                                                            =====       ======       ======     ======


4.       NON-CURRENT RESTRICTED CASH

      As of March 31, 2004, 19,243 corresponding to the proceeds from the sale of vessels has disclosed in noncurrent assets is related to cash which, under the terms and conditions of the Notes, should only be used to acquire another vessels to guarantee the Notes.


5.       TREASURY STOCK

      On October 12, 2000 the Company through a wholly owned subsidiary, Avemar Holdings (Bahamas) Limited ("Avemar"), purchased 537,144 shares of the Company previously owned by Societe Internationale D'Investissement S.A. (Bahamas) ("SII"). The nominal purchase price of said shares was 20,000.

      As of March 31, 2004 and 2003, the Company recorded 20,332 in the "Treasury stock" account, 20,000 of which relates to the amount payable to SII and 332 relates to direct cost of acquisition.


6.       SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                                          Three months period
                                            Ended, March 31
                                  -------------------------------------
                                       2004                 2003
                                  ----------------    -----------------

     -        Interest
                                      66                  378
     -        Income taxes
                                       33                 23


7.       CLAIMS AGAINST INSURANCE COMPANIES

      As of March 31, 2004 and 2003, the "Other receivables" account includes 8,013 and 8,953, respectively, related to claims against insurance companies.


      The "Other net income" account for the period of three months ended March 31, 2003, includes 1,448 related to claims for loss of income (business interruption) corresponding to the Princess Pia and Princess Eva.


8.       CLAIMS AGAINST THE COMPANY

      The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and are probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on the Company's consolidated financial position or results of operations.

      On February 21, 2003, Ursa Shipping Ltd. ("Ursa") brought suit in the United States District Court for the District of New Jersey against M/T Princess Susana and Noble Shipping Ltd. (a wholly owned subsidiary of the Company) seeking damages arising out of the delay in delivery of a cargo of Kirkuk crude oil to the Valero terminal in Paulsboro, New Jersey.

      Princess Susana (the "Vessel") was detained by the United States Coast Guard prior to her arrival in Paulsboro when, during a routine Coast Guard tank vessel examination, a small amount of cargo was found to have leaked from one of the cargo tanks into one of the void spaces aboard the Vessel. The Vessel was discharged after a delay of approximately eight days. On or about February 25, 2003, Valero Marketing and Supply Co. ("Valero") commenced an action against Noble Shipping Ltd. The Valero and Ursa complaints seek damages in excess of 9,000. Noble took the position that the claims are overstated and they have since been reduced to approximately 7,600.

      In connection with the above complaints, the Vessel was detained. Security was posted by the Vessel owners' protection and indemnity insurers in the amount of 11,200 and the Vessel was released from arrest (insurance coverage is in place). Both the Ursa and the Valero complaints have been answered, defenses have been raised, and a counterclaim has been raised in the Ursa action seeking, inter alia, unpaid freight and demurrage. Subsequently, Valero impleaded the seller of the cargo, Taurus Petroleum Ltd. ("Taurus"), into the action by way of an amended complaint. Noble has answered the amended complaint, raised defenses, and brought a cross claim against Taurus for indemnity.

      Discovery is ongoing and scheduled to conclude at the end of 2004.

      The company's management and its legal counsel believe this claim is covered by insurance. The insurer is actively conducting the defense through its designated counsel and has not asserted any objections, defenses or reserved its rights with respect to Noble's insurance claim. The Company would expect any damages arising from this action to be covered by the proceeds of such insurance.

      On November 25, 1995, Ultrapetrol S.A. registered with the Customs Authority of Bahia Blanca the temporary importation of "Princess Pia" vessel.

      According to Decree No. 1493/92, such temporary importation was authorized for three years.

      Besides, in compliance with CIC No. 98 003 IT 01 300083-4 also registered with the Customs Authority of Bahia Blanca, the above mentioned term was extended, as confirmed by the Transport Secretariat (Subsecretaria de Transporte") which authorized the navigation, communication and commerce of Princess Pia as a vessel of Argentine flag up to November 21, 2001.

      On October 23, 2001 Ultrapetrol S.A.'s customs agent registered the re-exportation of Princess Pia with the Customs Authority of Bahia Blanca.

      Subsequently, as for November 22, 2001 the Transport Secretariat authorized the navigation of Princess Pia as a vessel of Panamanian flag, allowing the rendering of supplying services within the country.

      On November 16, 2001, Ultrapetrol S.A.'s customs agent requested the cancellation of the vessel's temporary importation, stating that due to operative reasons such vessel was not able to enter the jurisdiction of the Custom Authority of Campana.

       As a result the Customs Authority of Bahia Blanca considers that Ultrapetrol S.A. had incurred in the actions described under the provisions of Section 970 of the Customs Code and, consequently, issued a resolution claiming the sum of Argentine pesos $4,689,695 (approximately US dollar 1,610,000) as import taxes and the sum of Argentine pesos $4,689,695 (approximately US dollar 1,610,000) as fines.

      Such resolution was based in the fact that as Ultrapetrol S.A. requested the cancellation of the regime without making the vessel available to the Custom Authority, such authority was not able to exercise its control and verifying functions as set forth in Section 268 of the Customs Code.

      In response to said resolution, on March 16, 2004 Ultrapetrol S.A. submitted an appeal with the Argentine Tax Court.

      The main arguments introduced by Ultrapetrol S.A. were, among others, that it has not caused any breach to the Customs Code since the Princess Pia has operated within Argentine territory only during the periods in which it was expressly authorized by the competent authorities and that the issuance of the appealed resolution was based on an incorrect interpretation of the customs legislation. The value of the vessel considered by the Custom Authority in order to establish the tax and fines claimed has also been objected to by Ultrapetrol S.A.

      Said appeal is pending of resolution by the Argentine Tax Court.

      The management of the Company and its legal counsel do not believe the outcome of this matter should have (based upon the circumstances of the case, the existing regulations and the Company's insurance coverage) a material impact on its financial position or results of operations.


9.       PURCHASE OF 50% EQUITY INTEREST IN UABL LIMITED

      On April 23, 2004 the Company acquired in a series of related transactions, through two wholly owned subsidiaries, from ACBL Hidrovias Ltd. the remaining 50% equity interest in UABL Limited that it did not own along with the fleet of 50 river barges and 7 river tugboats. The total purchase price paid in these transactions was 26,100, 17,700 of which were derived from the proceeds of previous vessels sales by the Company. The barges enter the Company's fleet as a guarantee to the Notes.


10.      SUPPLEMENTAL GUARANTOR INFORMATION

      As described in Note 3, the Notes are fully and unconditionally guaranteed by certain subsidiaries of the Company.

       The subsidiaries which offered its assets in collateral of the above - mentioned indebtedness are: Ultrapetrol S.A., Regal International Investments S.A., Baldwin Maritime Inc., Tipton Marine Inc., Kingsway Shipping Inc., Plate Princess Shipping Company Ltd., Panpetrol Shipping S.A., Oceanview Maritime Inc., Kingly Shipping Ltd., Sovereign Maritime Ltd., Imperial Maritime Ltd., Monarch Shipping Ltd., Noble Shipping Ltd., Cavallier Shipping Inc., Oceanpar S.A. and Parfina S.A. ("Subsidiary Guarantors").

       Supplemental condensed combining financial information for the Guarantors Subsidiaries is presented below. This information is prepared in accordance with the Company's accounting policies. This supplemental financial disclosure should be read in conjunction with these condensed consolidated financial statements.

              SUPPLEMENTAL CONDENSED COMBINED SUBSIDIARY GUARANTORS

                  BALANCE SHEETS AS OF MARCH 31, 2004 AND 2003

                                   (Unaudited)

                      (stated in thousands of U.S. dollars)

                                                      2004          2003

                                                   -------       -------
ASSETS

    Current assets                                  14,135        24,964
    Noncurrent assets                               66,381        99,777
                                                   -------       -------
  Total assets                                      80,516       124,747
                                                   =======       =======

LIABILITIES AND SHAREHOLDERS' EQUITY

    Current liabilities                             87,942       115,996
     Commitments and contingencies                    --            --
    Shareholders' equity                            (7,426)        8,745
                                                   -------       -------
  Total liabilities and shareholders' equity        80,516       124,741
                                                   =======       =======



              SUPPLEMENTAL CONDENSED COMBINED SUBSIDIARY GUARANTORS

                            STATEMENTS OF OPERATIONS

           FOR THE THREE MONTHS PERIODS ENDED MARCH 31, 2004 AND 2003

                                   (Unaudited)

                      (stated in thousands of U.S. dollars)


                                                       2004          2003
                                                    -------       -------

Freight revenues                                      1,255         5,954
Hire revenues                                        11,552         7,006
                                                    -------       -------
Total revenues                                       12,807        12,960

Operating expenses                                   (8,071)      (13,865)
                                                    -------       -------
  Operating (loss) profit                             4,736          (905)

 Other expenses                                      (3,741)       (2,054)
                                                    -------       -------
  (Loss) income before income tax                       995        (2,959)

Tax on minimum presumed income / Income tax             (51)          (24)
                                                    -------       -------
 Net (loss) income for the period                       944        (2,983)
                                                    =======       =======

                               SUPPLEMENTAL CONDENSED COMBINED SUBSIDIARY GUARANTORS

                                              STATEMENTS OF CASH FLOWS

                             FOR THE THREE MONTHS PERIODS ENDED MARCH 31, 2004 AND 2003

                                                    (Unaudited)

                                       (stated in thousands of U.S. dollars)

                                                                            2004            2003
                                                                       --------------- ---------------

   Net (loss) income for the period                                          944             (2,983)
   Adjustments to reconcile net (loss)
   income to cash provided by operating                                      (5,181)          3,429
   activities:
                                                                         ---------       ---------
    Net cash provided by (used in) operating activities                     (4,237)            446

    Net cash used in investing activities                                    3,449          (1,255)

    Net cash provided by (used in) financing activities                        -              (31)
                                                                         ---------       ---------
   Net increase (decrease) in cash and cash equivalents                       (788)           (840)

   Cash and cash equivalents at the beginning of the year                    2,363             932
                                                                        ------------    ------------
   Cash and cash equivalents at the end of the period                        1,575              92
                                                                          ========        ========



11.   SUBSEQUENT EVENTS

      On April 23, 2004, the Company entered into a MOA (Memorandum of Agreement) to sell its Princess Eva for a total price of $4.2 million. The vessel shall be delivered to its new owners between May 25th and June 15th, 2004.

      Also in May 2004, the Company through its subsidiaries, repurchased $5,0 million nominal value of its 10,5% First Preferred Ship Mortgage Notes due 2008 at a net amount of $3.8 million.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                          ULTRAPETROL (BAHAMAS) LIMITED
                                  (registrant)




Dated:  May 15, 2004            By:  /s/ Felipe Menendez
                                    -------------------------------
                                    Felipe Menendez
                                    President